INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

December 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Chilton Realty Income & Growth Fund

Ladies and Gentlemen:

This letter summarizes responses to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 2, 2013, under the section titled “Prior Performance for Similar Accounts Managed by Sub-Advisor” included in Post-Effective Amendment No. 423 to the Registrant’s Form N-1A registration statement with respect to the Chilton Realty Income & Growth Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

Prior Performance for Similar Accounts Managed by Sub-Advisor

1.          Explain or describe the role of the three entities Chilton Capital Management LLC, Chilton Capital Management Advisors, Inc., and Chilton Capital Management Trust Company to the REIT strategy returns; (2) explain in the response letter the fund’s basis for including the performance from multi-firms (i.e., which SEC no-action letter); and (3) explain or clarify the statement “prior to March 31, 2007, the firm was defined as Chilton Capital Management LLC.

Response: The Global Investment Performance Standards (GIPS®) require that the firm which manages the accounts that comprise the Chilton REIT Strategy Composite (the “Composite”) be defined for purposes of compliance with GIPS.  The firm has been defined in accordance with and for purposes of GIPS to include the Registrant’s Sub-Advisor (Chilton Capital Management, LLC (the “Sub-Advisor”)) and Chilton Capital Management Trust Company (“CMTC”) because Messrs. Bruce G. Garrison and Matthew R. Werner, the portfolio managers of the Fund (the “Portfolio Managers”), have managed the REIT strategies for the accounts comprising the Composite for such affiliated entities.  Therefore, the Registrant is not including performance from multiple firms.  Rather, the Registrant is, in compliance with GIPS, disclosing the performance of accounts comprising the Composite, which have been managed by the Portfolio Managers.  Similarly, the statement beginning “prior to March 31, 2007…” has been included for purposes of compliance with GIPS to disclose the history of affiliation of the entity the accounts of which comprise in the Composite.

2.          The statement “The primary objective of the strategy is to outperform the MSCI US REIT Index (RMS)”, this objective is not the same as the Fund’s investment objectives which are income and long-term capital growth.  Explain in the response letter how the Fund complies with the no-action letters that the Chilton REIT Strategy is substantially similar to those of the Fund.

Response:  The Registrant confirms that the investment objective of the Composite is substantially similar to the investment objective of the Fund, as set forth in the Fund’s Prospectus.  The description of the “primary objective” of the Composite as included in the section entitled “Prior Performance for Similar Accounts Managed by the Sub-Advisor” seeks to highlight that both the Fund and the Composite are benchmarked against the MSCI US REIT Index.  The MSCI US REIT Index tracks the REIT sector in which the Fund and the accounts comprising the Composite invest and is historically associated with providing investors with current income and capital appreciation.

3.          This section includes a statement that “prior to July 2011, the performance represents the track record established by the portfolio manager while at a prior firm.”  Please (1) clarify which portfolio manager or both portfolio managers; (2) disclose the firm name; and (3) confirm in the response letter that this complies with the factors of the Bramwell no-action letter

Response:  In Bramwell Growth Fund (available August 7, 1996) (“Bramwell”), the Staff stated that neither Section 34(b) of the Investment Company Act of 1940, as amended, nor Section 206 of the Investment Advisers Act of 1940, as amended, prohibits an investment company from including in its prospectus the performance of its adviser’s other accounts, provided that the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.  The Staff went on to state that it would not be misleading for a fund to include in its prospectus performance information relating to another similar investment company managed by the same portfolio manager, provided that (1) during the portfolio manager’s tenure, no other person played a significant part in achieving the portfolio’s performance, and (2) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.  The Registrant confirms that the performance information included for periods prior to July 2011 relates to accounts managed by both Messrs. Bruce G. Garrison and Matthew R. Werner while at a prior firm, Salient Partners, LP, and no other person played a significant part in achieving the performance of such accounts.  In addition, the performance of the accounts are shown as compared to the index against which the Composite is benchmarked and to the Standard & Poor’s 500 Corporate Stock Price Index and calculated in accordance with GIPS, consistent with information presented in the section entitled “Prior Performance for Similar Accounts Managed by the Sub-Advisor” with respect to all other accounts managed by the Portfolio Managers.   Consequently, the Registrant believes that performance information relating to the subject accounts is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

4.          The statement that accounts are removed from the composite if they fall below $25 thousand due to “market volatility” …” implies that accounts that did not do well were taken out of the composite hence, do not comply with the no-action letter which requires “all accounts” to be included.

Response:  The GIPS composite construction rules with which the performance information presented in the section entitled “Prior Performance for Similar Accounts Managed by the Sub-Advisor” require the setting of minimum asset levels for an account to be included in any composite.  Accounts which do not meet the set minimum asset level or, for any reason, fall below the minimum asset level must be excluded from the relevant composite for purposes of GIPS compliant reporting.  The Composite currently has a $25,000 minimum asset level for each account comprising the Composite.  The language relating to the $25,000 limit included in the section entitled “Prior Performance for Similar Accounts Managed by the Sub-Advisor” seeks to disclose such minimum asset level.  Notwithstanding the foregoing, the Sub-Advisor has confirmed that no accounts have fallen below the $25,000 minimum asset threshold, and, therefore, no accounts have been removed from the Composite for doing so, since the inception of the Composite.

5.          Please confirm in the response letter that “Net returns” presented are net of all fees and expenses and revise the statement “Returns are presented gross and net of management fees and all expenses …”

Response:  The Registrant has confirmed with the Fund’s advisor that the net returns presented are net of management fees and all actual fees.

6.          The disclosure that “CCM has been independently verified…” include consent from the entity that performed the verification in the next amendment filing.

Response:  The Registrant’s decision to revise the disclosures under this section addresses this comment.

As discussed in a telephone conversation with Ms. Dubey on December 20, 2013, in consideration of the comments above, the Registration has revised the disclosures under this section which it believes more clearly represent the performance information presented.  Below are the revised disclosures:

Prior Performance for Similar Accounts Managed by the Sub-Advisor

The following tables set forth performance data relating to the historical performance of all private accounts managed by the Sub-Advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.  The data is provided to illustrate the past performance of the Sub-Advisor in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Chilton Realty Income & Growth Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the “1940 Act”), or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

The Chilton REIT Strategy composite performance was calculated by the Sub-Advisor in accordance with recognized industry standards, which differs from the SEC method of calculating performance.  Investment results incorporate the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The Chilton REIT Strategy composite was created on January 1, 2005 and includes all discretionary accounts with comparable investment objectives and a market value in excess of $25,000.  Trade date accounting is utilized and cash equivalents are included in performance returns.  Valuations are computed and performance reported in U.S. Dollar.

Average Annual Total Returns
For the Periods Ended June 30, 2013

	1 Year	3 Years	5 Years	Since Inception(1)
Chilton REIT Strategy
Net Returns, after fees/expenses(2)	14.4%	20.6%	12.9%	9.6%
“Pure” Gross Returns(3)	15.2%	21.7%	13.8%	10.4%
MSCI US REIT Index (4)	9.0%	18.3%	7.6%	6.9%
S&P 500 Index	20.6%	18.5%	7.0%	5.6%

(1)	The Chilton REIT Strategy Composite inception date is 1/1/2005.

(2)
The net returns for the composite are shown net of all fees and expenses.  The fees and expenses of the accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than what the Fund’s performance would have been.  The management fee is charged to each account based on assets and decreases as assets increase as follows: 1.00% of average daily net assets up to $4 million; 0.70% of the next $6 million in average daily net assets; and 0.50% of average daily net assets over $10 million.

(3)	”Pure” gross returns, presented as supplemental information, from 2011 to current do not reflect the deduction of any trading costs, fees or expenses and are presented for comparison purposes only.

(4)
The MSCI US REIT Index is a free float-adjusted market capitalization weighted index that is comprised of equity REITs that are included in the MSCI US Investable Market 2500 Index, with the exception of specialty equity REITs that do not generate a majority of their revenue and income from real estate rental and leasing operations. The index represents approximately 85% of the US REIT universe.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer